FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 26, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

June 26, 2006

                                                                      On June 26, 2006, OAO Tatneft issued the following press release:

June 26, 2006

OAO  Tatneft  has filed its  annual  report on Form 20-F for 2004 with the SEC and  published  its  unaudited  consolidated  U.S.  GAAP financial statements for the first six months of 2005

OAO Tatneft (the "Company") announces today that it has filed its annual report on Form 20-F for 2004  (incorporating,  inter alia, the
Company's  audited  consolidated  financial  statements  for 2004  prepared  in  accordance  with U.S.  generally  accepted  accounting principles  ("U.S.  GAAP")) with the U.S.  Securities and Exchange  Commission (the "SEC").  At the same time, the Company published on its web-site  (and  furnished to the SEC on Form 6-K) its unaudited  consolidated  U.S. GAAP  financial  statements  for the six months ended June 30, 2005.

Selected financial  highlights below are based on the respective U.S. GAAP financial  statements of the Company.  Russian Ruble amounts below have been translated into U.S. Dollars at the exchange rates on the last day of respective reporting period.

The Company's  revenues in 2004 were 206,782 mln Rubles  (US$7,452  mln) as compared to 155,818 mln Rubles  (US$5,291 mln) in 2003. The net income for 2004 was 23,410 mln Rubles (US$843.6 mln) as compared to 14,880 mln Rubles (US$505 mln) in 2003.

The  Company's  revenues  for the first six months of 2005 were  138,816  mln Rubles  (US$4,842  mln) as  compared to 85,035 mln Rubles
(US$2,929  mln) for the first six months of 2004,  and the net income  was 15,797 mln Rubles  (US$551  mln) for the first six months of
2005 as compared to 9,494 mln Rubles (US$327 mln) for the six months of 2004.

Total  assets of the  Company  increased  from  262,717  mln Rubles  (US$8,921  mln) as of  December  31,  2003,  to 309,561 mln Rubles
(US$11,155 mln) as of December 31, 2004, and decreased to 277,681 mln Rubles (US$9,685 mln) as of June 30, 2005.

Total  liabilities  of the Company  increased  from 108,436 mln Rubles  (US$3,682  mln) as of December 31, 2003,  to 132,431 mln Rubles
(US$4,722 mln) as of December 31, 2004, and decreased to 87,684 mln Rubles (US$3,058 mln) as of June 30, 2005.

Total  shareholders'  equity  increased  from  149,180 mln Rubles  (US$5,065.5  mln) as of  December  31,  2003,  to 170,476 mln Rubles
(US$6,143 mln) as of December 31, 2004, and 186,232 mln Rubles (US$6,495.7 mln) as of June 30, 2005.

The  Company's  representatives  will discuss the planned  delisting  and  deregistration  announced by the Company today and U.S. GAAP financial  highlights for 2004 and the first half of 2005 on a conference call at 9 a.m.  Eastern  Daylight Time, 2 p.m. British Summer
Time, 5 p.m.  Moscow time on Tuesday,  June 27, 2006. To participate in this conference  call, dial one of the following  numbers using participant code C915967:

U.K.: +44 (20) 8996 3920

U.S.: +1 (888) 481 7939 (toll free from the U.S.)

U.S.: +1 (617) 847 8707

Forward-looking  statements:  This press release contains certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   June 26, 2006